ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-181598

Dated May 23, 2012

May 23, 2012

Ivanhoe Mines files preliminary prospectus

for rights offering and amends certain terms of memorandum of agreement with Rio Tinto

Offering used to advance construction and development

of the Oyu Tolgoi Project

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company intends to launch a rights offering in which all existing shareholders, subject to applicable law, may participate on an equal and proportional basis in purchasing additional common shares. The offering is expected to raise up to approximately US$1.8 billion in gross proceeds.

The rights offering is part of the comprehensive financing plan to continue the development of the Oyu Tolgoi Project, and was the subject of a memorandum of agreement reached with majority shareholder Rio Tinto on April 18, 2012. Ivanhoe Mines and Rio Tinto have agreed to amend certain terms of the memorandum of agreement. The amended terms address conditions of regulatory approval and more closely align the terms of the proposed rights offering with current market conditions.

Amendments to the agreement include:

•	Rio Tinto confirming it will take up its full basic subscription privilege under the US$1.8 billion rights offering with respect to its 51% shareholding in Ivanhoe, subject to certain conditions;

•	Rio Tinto agreeing to eliminate the material adverse change condition for its standby commitment in relation to a decline in Ivanhoe’s share price;

•

Rio Tinto continuing to provide a standby commitment for the full amount of the US$1.8 billion rights offering, subject to certain conditions including the price for Ivanhoe’s common shares on the NYSE not falling below the subscription price at any time on or after the fifth business day before the expiry of the rights. Under the standby commitment, Rio Tinto is required to acquire any Ivanhoe common shares not taken up under the rights offering;

•	Removing the previously announced US$8.34 subscription price for the rights offering. Ivanhoe and Rio Tinto have agreed to price the rights offering in the final prospectus;

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In consideration of eliminating the material adverse change condition for a decline in Ivanhoe’s share price, re-pricing the exercise price of the Series D Warrants to US$10.84 per share, subject to adjustment upon completion of the rights offering; and

•	Confirming the standby commitment fee will be paid in cash. Rio Tinto has agreed to waive its previously announced entitlement to reinvest its standby commitment fee in Ivanhoe common shares.

Subject to applicable law, a rights certificate and a prospectus will be mailed to each shareholder after a record date has been set for issuance of the rights in conjunction with the filing of the final prospectus. The rights offering will be open for exercise for at least 21 days from the date of mailing to shareholders.

In keeping with international practice in rights offerings, each new common share of Ivanhoe Mines available for purchase by rights holders will be offered at a discount to the company’s current market price. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of participating and, by doing so, maintain their existing levels of ownership. It means, for example, that an individual shareholder with a one per cent stake in Ivanhoe will be issued rights to buy a maximum number of new shares that would maintain that shareholder’s stake at one per cent following completion of the offering.

An application will be submitted to the Toronto Stock Exchange to approve the listing of the rights and the common shares issuable upon the exercise of the rights. Similar applications have already been made to the New York Stock Exchange and the Nasdaq Stock Market to admit the rights for trading and list the common shares issuable upon the exercise of the rights, subject to Ivanhoe Mines fulfilling listing requirements.

Shareholders who do not wish to exercise their rights to buy new common shares under the offering plan will have the option of selling the rights that they receive from the company through the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market. Shareholders who do not exercise all of their rights consequently will have their present ownership interests in Ivanhoe Mines, as a percentage of the total outstanding common shares, reduced as a result of the rights offering.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

For further information, please contact:

Investors Jason Combes Phone: +1 604.648.3920 Email: jasonco@ivancorp.net	Media Tony Shaffer Phone: +1 604.648.3934 Email: tonysh@ivancorp.net

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to whether or not the above contemplated rights offering or debt-financing package will be successfully completed in the future, statements made with respect to the memorandum of agreement that establishes Rio Tinto’s support for Ivanhoe Mines equity financing, statements regarding Rio Tinto’s standby commitment, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” included in the preliminary prospectus or in the company’s Annual Information Form, both filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

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